UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

Report on Form 6-K for March 3, 2014

Commission File Number 1-31615

Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F __X__ Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide
an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101(b)(7): ____

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report or other document that the registrant foreign private issuer must furnish and make public under the laws of the
jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or
under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or
other document is not a press release, is not required to be and has not been distributed to the registrant's security
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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby
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Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_____.

Enclosures: Impact of adopting new consolidation suite of accounting standards – restatement of previously reported
financial results

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE : SOL   NYSE : SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE : SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "the Company")

Dear stakeholder,

Impact of adopting new consolidation suite of accounting standards – restatement of previously reported financial results

On 1 July 2013, Sasol adopted a number of new International Financial Reporting Standards (IFRS), which impacted the previously reported financial results of the group. These new accounting standards include IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements and IFRS 12, Disclosure of Interests in Other Entities.

In accordance with the transition provisions, these standards have been applied with retrospective effect resulting in a restatement of the previously reported financial results. As part of our commitment to keep our stakeholders informed, this document provides information on the restated comparative reporting periods that will be disclosed alongside the group's results for the six months ended 31 December 2013.

This information is preliminary and has not been audited or reviewed by the Company's auditors.

Yours sincerely,

Paul Victor
Acting Chief Financial Officer
3 March 2014
Johannesburg

1. Overview of reporting changes

The consolidation suite of standards, namely IFRS 10, Consolidated Financial Statements (IFRS 10), IFRS 11, Joint Arrangements (IFRS 11) and IFRS 12, Disclosure of Interests in Other Entities (IFRS 12) became effective for annual periods beginning on or after 1 January 2013. Accordingly, Sasol adopted these new accounting standards on 1 July 2013 which resulted in a restatement of the group's previously reported results for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012.

IFRS 10, Consolidated Financial Statements

IFRS 10 replaces IAS 27, Consolidated and Separate Financial Statements, that addresses the accounting for consolidated financial statements and SIC-12, Consolidation – Special Purpose Entities.

This standard provides a single basis for consolidation with new criteria to determine whether entities, in which the group has an interest should be consolidated.

The adoption of IFRS 10 has resulted in an existing subsidiary, National Petroleum Refiners of South Africa (Pty) Ltd (Natref), in which the group has a 64% interest, being accounted for as a joint operation using the line-by-line consolidation method.

No other material subsidiaries within the group were affected.

The group has applied IFRS 10 retrospectively in accordance with the transition provisions and the results for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012 has been restated accordingly.

IFRS 11, Joint Arrangements

IFRS 11 replaces IAS 31, Interests in Joint Ventures, and SIC-13, Jointly-controlled Entities – Non-monetary Contributions by Venturers and changes the classification for joint arrangements.

Under IFRS 11, a joint arrangement is classified as either a joint operation or a joint venture based on the rights and obligations of the parties to the arrangement, the legal form of the joint arrangement and when relevant, other facts and circumstances.

IFRS 11 removes the option to proportionately consolidate joint ventures and instead, all interests in joint arrangements that meet the definition of a joint venture under IFRS 11 must be accounted for using the equity method.

The adoption of IFRS 11 has resulted in the following changes:

	Sasol's interest	Previous classification	Revised classification
ORYX GTL Limited	49	Proportionately consolidated	Equity accounted
Sasol-Huntsman GmbH & co KG	50	Proportionately consolidated	Equity accounted
Petlin (Malaysia) Sdn. Bhd	40	Proportionately consolidated	Equity accounted
Uzbekistan GTL LLC	44,5	Proportionately consolidated	Equity accounted
Arya Sasol Polymer Company (ASPC) [1]	50	Proportionately consolidated	Equity accounted
Merisol LP [2]	50	Proportionately consolidated	Equity accounted

[1] *The group disposed of its investment in Arya Sasol Polymer Company in August 2013. The comparative periods for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012 have been restated in accordance with IFRS 11 to include this investment as an equity accounted joint venture.*

[2] *In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.*

All other joint arrangements (including Sasol Canada and Natref), will continue to be accounted for using the line-by-line consolidation method.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12 sets out the requirements for disclosures relating to an entity's interest in subsidiaries, joint arrangements, associates and structured entities. These disclosures will be provided in the group's annual financial statements for the year ending 30 June 2014.

Impact of new accounting standards on the group results

The impact of adopting IFRS 10 and IFRS 11 on the group results for the comparative periods is indicated in the tables to follow:

Restated comparatives - 31 December 2012

Condensed consolidated statement of financial position at 31 December 2012

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
ASSETS			
Property, plant and equipment	99 149	(8 637)	90 512
Assets under construction	38 452	(761)	37 691
Investments in equity accounted joint ventures	-	8 502	8 502
Investments in associates	2 487	14	2 501
Other long-term assets	6 306	(270)	6 036
Non-current assets	146 394	(1 152)	145 242
Inventories	24 069	(1 716)	22 353
Trade and other receivables	26 128	(918)	25 210
Cash	28 147	(2 238)	25 909
Other current assets	864	31	895
Current assets	79 208	(4 841)	74 367
Total assets	225 602	(5 993)	219 609
EQUITY AND LIABILITIES			
Shareholders' equity	132 428	(38)	132 390
Non-controlling interests	3 294	(338)	2 956
Total equity	135 722	(376)	135 346
Long-term debt	21 402	(1 626)	19 776
Long-term provisions	10 991	(235)	10 756
Other non-current liabilities	23 135	(694)	22 441
Non-current liabilities	55 528	(2 555)	52 973
Trade payables and accrued expenses	24 245	(1 707)	22 538
Other current liabilities	10 107	(1 355)	8 752
Current liabilities	34 352	(3 062)	31 290
Total equity and liabilities	225 602	(5 993)	219 609

Consolidated income statement for the period ended 31 December 2012

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
Turnover	**85 440**	(5 590)	**79 850**
Materials, energy and consumables used	**(37 001)**	468	**(36 533)**
Selling and distribution costs	**(2 479)**	131	**(2 348)**
Maintenance expenditure	**(4 427)**	729	**(3 698)**
Employee related expenditure	**(9 915)**	503	**(9 412)**
Exploration expenditure and feasibility costs	**(777)**	(4)	**(781)**
Depreciation and amortisation	**(5 445)**	431	**(5 014)**
Other expenses, net	**(3 841)**	715	**(3 126)**
Translation gains / (losses)	**(299)**	982	**683**
Other operating expenses	**(4 151)**	(128)	**(4 279)**
Other operating income	**609**	(139)	**470**
Operating profit before remeasurement items	**21 555**	**(2 617)**	**18 938**
Remeasurement items	**(2 621)**	1 963	**(658)**
Operating profit after remeasurement items	**18 934**	**(654)**	**18 280**
Share of profits of equity accounted joint ventures, net of tax	**-**	592	**592**
Share of profits of associates, net of tax	**204**	-	**204**
Profit from operations, associates and joint ventures	**19 138**	**(62)**	**19 076**
Net finance income	**(654)**	93	**(561)**
Profit before tax	**18 484**	**31**	**18 515**
Taxation	**(5 876)**	(63)	**(5 939)**
Profit for the period	**12 608**	**(32)**	**12 576**
Attributable to			
Owners of Sasol Limited	**12 157**	-	**12 157**
Non-controlling interests in subsidiaries	**451**	(32)	**419**
	12 608	**(32)**	**12 576**

Salient features for the period ended 31 December 2012

		As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
Operating profit margin	%	**22,2**	0,7	**22,9**
Return on equity	%	**19,3**	(0,1)	**19,2**
Return on total assets	%	**18,6**	0,3	**18,9**
Gearing	%	**6,6**	(2,2)	**4,4**
Capital commitments	R'm	**64 299**	(609)	**63 690**

Condensed consolidated statement of cash flow for the period ended 31 December 2012

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
Cash generated by operating activities	**21 435**	(2 716)	**18 719**
Net finance income received / paid	**154**	1 910	**2 064**
Tax paid	**(4 745)**	40	**(4 705)**
Dividends paid	**(7 267)**	-	**(7 267)**
Cash retained from operating activities	**9 577**	(766)	**8 811**
Additions to non-current assets	**(14 350)**	533	**(13 817)**
Acquisition of new or additional interests in joint ventures	**(721)**	(361)	**(1 082)**
Acquisition of new or additional investments in associates	**(199)**	-	**(199)**
Other net cash flows from investing activities	**906**	(43)	**863**
Cash utilised in investing activities	**(14 364)**	129	**(14 235)**
Share capital issued on implementation of share options	**227**	-	**227**
Contributions from non-controlling shareholders in subsidiaries	**27**	-	**27**
Dividends paid to non-controlling shareholders in subsidiaries	**(248)**	28	**(220)**
Net movement in long-term debt	**7 522**	269	**7 791**
Net movement in short-term debt	**6 513**	-	**6 513**
Cash effect of financing activities	**14 041**	297	**14 338**
Translation effects on cash and cash equivalents of foreign operations	**249**	(57)	**192**
Increase in cash and cash equivalents	**9 503**	(397)	**9 106**
Cash and cash equivalents at beginning of the period	**17 838**	(1 841)	**15 997**
Net reclassification to held for sale	**(29)**	-	**(29)**
Cash and cash equivalents at end of the period	**27 312**	(2 238)	**25 074**

Restated comparatives - 30 June 2013

Condensed consolidated statement of financial position at 30 June 2013

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
ASSETS			
Property, plant and equipment	108 070	(7 081)	100 989
Assets under construction	41 244	(1 379)	39 865
Investments in equity accounted joint ventures	-	8 636	8 636
Investments in associates	2 676	12	2 688
Other long-term assets	7 903	22	7 925
Non-current assets	159 893	210	160 103
Inventories	24 056	(1 437)	22 619
Trade and other receivables	29 003	(663)	28 340
Cash	32 713	(1 410)	31 303
Other current assets	3 830	(30)	3 800
Current assets	89 602	(3 540)	86 062
Total assets	249 495	(3 330)	246 165
EQUITY AND LIABILITIES			
Shareholders' equity	149 625	(42)	149 583
Non-controlling interests	3 650	(340)	3 310
Total equity	153 275	(382)	152 893
Long-term debt	22 357	(1 017)	21 340
Long-term provisions	12 397	(169)	12 228
Other non-current liabilities	25 341	(631)	24 710
Non-current liabilities	60 095	(1 817)	58 278
Trade payables and accrued expenses	33 477	(985)	32 492
Other current liabilities	2 648	(146)	2 502
Current liabilities	36 125	(1 131)	34 994
Total equity and liabilities	249 495	(3 330)	246 165

Consolidated income statement for the year ended 30 June 2013

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
Turnover	**181 269**	(11 378)	**169 891**
Materials, energy and consumables used	**(77 538)**	921	**(76 617)**
Selling and distribution costs	**(5 371)**	269	**(5 102)**
Maintenance expenditure	**(7 544)**	301	**(7 243)**
Employee related expenditure	**(23 476)**	999	**(22 477)**
Exploration expenditure and feasibility costs	**(1 354)**	(15)	**(1 369)**
Depreciation and amortisation	**(12 030)**	909	**(11 121)**
Other expenses, net	**(6 841)**	2 607	**(4 234)**
Translation gains	899	1 993	2 892
Other operating expenses	(9 692)	803	(8 889)
Other operating income	1 952	(189)	1 763
Operating profit before remeasurement items	**47 115**	(5 387)	**41 728**
Remeasurement items	**(6 487)**	3 538	**(2 949)**
Operating profit after remeasurement items	**40 628**	(1 849)	**38 779**
Share of profits of equity accounted joint ventures, net of tax	**-**	1 562	**1 562**
Share of profits of associates, net of tax	445	59	504
Profit from operations, associates and joint ventures	**41 073**	(228)	**40 845**
Net finance costs	**(1 294)**	155	**(1 139)**
Profit before tax	**39 779**	(73)	**39 706**
Taxation	**(12 597)**	2	**(12 595)**
Profit for year	**27 182**	(71)	**27 111**
Attributable to			
Owners of Sasol Limited	**26 278**	(4)	**26 274**
Non-controlling interests in subsidiaries	**904**	(67)	**837**
	27 182	(71)	**27 111**

Salient features for the year ended 30 June 2013

		As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
Operating profit margin	%	22,4	0,4	22,8
Return on equity	%	19,1	-	19,1
Return on total assets	%	18,4	0,3	18,7
Gearing	%	(0,3)	(0,8)	(1,1)
Capital commitments	R'm	67 752	(405)	67 347

Restated comparatives - 30 June 2012

Condensed consolidated statement of financial position at 30 June 2012

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
ASSETS			
Property, plant and equipment	95 872	(10 658)	85 214
Assets under construction	33 585	(473)	33 112
Investments in equity accounted joint ventures	-	9 588	9 588
Investments in associates	2 560	11	2 571
Other long-term assets	6 265	(337)	5 928
Non-current assets	138 282	(1 869)	136 413
Inventories	20 668	(1 748)	18 920
Trade and other receivables	26 299	(656)	25 643
Cash	18 060	(1 897)	16 163
Other current assets	444	-	444
Current assets	65 471	(4 301)	61 170
Total assets	203 753	(6 170)	197 583
EQUITY AND LIABILITIES			
Shareholders' equity	125 234	(38)	125 196
Non-controlling interests	3 080	(334)	2 746
Total equity	128 314	(372)	127 942
Long-term debt	12 828	(1 239)	11 589
Long-term provisions	10 518	(234)	10 284
Other non-current liabilities	21 204	(859)	20 345
Non-current liabilities	44 550	(2 332)	42 218
Trade payables and accrued expenses	27 460	(1 548)	25 912
Other current liabilities	3 429	(1 918)	1 511
Current liabilities	30 889	(3 466)	27 423
Total equity and liabilities	203 753	(6 170)	197 583

Consolidated income statement for the year ended 30 June 2012

	As previously reported R'm	Effect of adopting IFRS 10 and IFRS 11 R'm	Restated R'm
Turnover	**169 446**	(10 332)	**159 114**
Materials, energy and consumables used	**(80 410)**	1 699	**(78 711)**
Selling and distribution costs	**(4 621)**	435	**(4 186)**
Maintenance expenditure	**(7 421)**	274	**(7 147)**
Employee related expenditure	**(19 465)**	857	**(18 608)**
Exploration expenditure and feasibility costs	**(1 045)**	2	**(1 043)**
Depreciation and amortisation	**(9 651)**	809	**(8 842)**
Other expenses, net	**(8 215)**	1 164	**(7 051)**
Translation gains	**243**	496	**739**
Other operating expenses	**(9 874)**	683	**(9 191)**
Other operating income	**1 416**	(15)	**1 401**
Operating profit before remeasurement items	**38 618**	(5 092)	**33 526**
Remeasurement items	**(1 860)**	83	**(1 777)**
Operating profit after remeasurement items	**36 758**	(5 009)	**31 749**
Share of profits of equity accounted joint ventures, net of tax	**-**	4 545	**4 545**
Share of profits of associates, net of tax	**479**	(63)	**416**
Profit from operations, associates and joint ventures	**37 237**	(527)	**36 710**
Net finance costs	**(1 234)**	227	**(1 007)**
Profit before tax	**36 003**	(300)	**35 703**
Taxation	**(11 746)**	245	**(11 501)**
Profit for year	**24 257**	(55)	**24 202**
Attributable to			
Owners of Sasol Limited	**23 583**	(2)	**23 581**
Non-controlling interests in subsidiaries	**674**	(53)	**621**
	24 257	(55)	**24 202**

Salient features for the year ended 30 June 2012

		As previously reported	Effect of adopting IFRS 10 and IFRS 11	Restated
Operating profit margin	%	21,7	(1,7)	20,0
Return on equity	%	20,3	-	20,3
Return on total assets	%	20,0	0,2	20,2
Gearing	%	2,7	(2,4)	0,3
Capital commitments	R'm	45 819	(299)	45 520

2. Other elements of the financial statements

The adoption of IFRS 10 and IFRS 11 did not have a significant impact on the statement of changes in equity or the statement of comprehensive income for the years ended 30 June 2013 and 2012 and the six months ended 31 December 2012.

3. Investor Relations contacts

Please feel free to contact us as follows:

✆   investor.relations@sasol.com

☎   +27 11 441 3113

3 March 2014

Sponsor: Deutsche Securities (SA) Proprietary Limited

Forward-looking statements:

Sasol may, in this document, make certain statements that are not historical facts and relate to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements may also relate to our future prospects, developments and business strategies. Examples of such forward-looking statements include, but are not limited to, statements regarding exchange rate fluctuations, volume growth, increases in market share, total shareholder return and cost reductions. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "endeavour" and "project" and similar expressions are intended to identify such forward-looking statements, but are not the exclusive means of identifying such statements. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and there are risks that the predictions, forecasts, projections and other forward-looking statements will not be achieved. If one or more of these risks materialise, or should underlying assumptions prove incorrect, our actual results may differ materially from those anticipated. You should understand that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors are discussed more fully in our most recent annual report under the Securities Exchange Act of 1934 on Form 20-F filed on 9 October 2013 and in other filings with the United States Securities and Exchange Commission. The list of factors discussed therein is not exhaustive; when relying on forward-looking statements to make investment decisions, you should carefully consider both these factors and other uncertainties and events. Forward-looking statements apply only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Supplementary information

Summarised results of the group's joint arrangements - The following table contains a summary of the results of the group's share in joint arrangements at 30 June 2013, based on the new IFRS 11 classifications

Please note: *A billion is defined as one thousand million. All references to years refer to the financial year ended 30 June. Any reference to a calendar year is prefaced by the word "calendar"*

R' million As at 30 June 2013	ORYX GTL	Sasol Huntsman	Petlin	Uzbekistan	ASPC[1]	Merisol[2]	Other	Total equity accounted joint ventures	Natref	Sasol Canada	Other	Total joint operations
External non-current assets	5 095	945	550	344	-	-	198	7 132	2 095	13 899	980	16 974
Property, plant and equipment	4 704	648	502	1	-	-	87	5 942	1 976	7 170	226	9 372
Assets under construction	340	-	39	343	-	-	9	731	118	6 668	542	7 328
Other non-current assets	51	297	9	-	-	-	102	459	1	61	212	274
External current assets	2 008	333	484	358	-	-	270	3 453	329	2 822	1 449	4 600
Intercompany current assets	-	-	-	-	-	-	-	-	10	-	64	74
Total assets	**7 103**	**1 278**	**1 034**	**702**	**-**	**-**	**468**	**10 585**	**2 434**	**16 721**	**2 493**	**21 648**
Shareholders' equity	6 388	622	688	644	-	-	294	8 636	207	15 659	1 861	17 727
Long-term debt	57	345	-	-	-	-	3	405	1 191	1	215	1 407
Intercompany long-term debt	-	-	-	-	-	-	-	-	-	-	62	62
Long-term provisions	26	17	-	-	-	-	86	129	70	260	-	330
Other non-current liabilities	194	145	32	-	-	-	11	382	441	-	(5)	436
Current liabilities	438	149	314	58	-	-	74	1 033	525	801	360	1 686
Total liabilities and equity	**7 103**	**1 278**	**1 034**	**702**	**-**	**-**	**468**	**10 585**	**2 434**	**16 721**	**2 493**	**21 648**
Carrying value of investment	**6 388**	**622**	**688**	**644**	**-**	**-**	**294**	**8 636**				
Income statement												
External turnover	4 790	705	1 213	-	4 134	401	(138)	11 105	479	600	401	1 480
Operating profit / (loss)	2 670	91	(62)	(21)	(1 323)	46	195	1 597	327	(1 919)	3	(1 589)
Attributable earnings / (loss)	2 656	49	(49)	(20)	(1 237)	41	(48)	1 392	113	(1 912)	44	(1 755)

[1] The assets and liabilities of ASPC was classified as held for sale at 30 June 2013.
[2] In December 2012, Sasol acquired the remaining 50% shareholding in Merisol. Accordingly, this investment was accounted for as a 100% subsidiary from 31 December 2012.

Effect of IFRS 10 and IFRS 11 on the group consolidated results for the year ended 30 June 2013

R' million	IFRS 11 adjustments	IFRS 10 adjustments	Consolidation adjustments [1]	Total
External non-current assets	7 132	1 610	(316)	8 426
Property, plant and equipment	5 942	1 139	-	7 081
Assets under construction	731	648	-	1 379
Other non-current assets	459	(177)	(316)	(34)
Investments in equity accounted joint ventures	(8 636)	-	-	(8 636)
Current assets	3 453	202	(115)	3 540
Total assets	**1 949**	**1 812**	**(431)**	**3 330**
Shareholders' equity	-	362	20	382
Long-term debt	405	612	-	1 017
Long-term provisions	129	40	-	169
Other non-current liabilities	382	249	-	631
Current liabilities	1 033	549	(451)	1 131
Total liabilities and equity	**1 949**	**1 812**	**(431)**	**3 330**
Income statement				
External turnover	11 105	273	-	11 378
Operating profit	1 597	191	61	1 849

[1] Consolidation adjustments are in respect of transactions between group companies and equity accounted joint ventures that are accounted for as external transaction

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 3, 2014   By: /s/ V D Kahla

                                    Name: Vuyo Dominic Kahla

                                    Title: Company Secretary